N E W S R E L E A S E

$1,000,000 FINANCING PROPOSAL AGREEMENT COMPLETED WITH AN
INVESTMENT BANKER

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release: March 13, 2001 – Vancouver, BC- Teryl Resources Corp. (CDNX: TRC.V) wishes to announce that the Company has completed an agreement with IBK Capital Corp. (“IBK”) to endeavor to raise $1,000,000 on terms and conditions acceptable to Teryl Resources Corp.

The funds will be used for further development on the Fairbanks, Alaska joint venture Gil gold mineral prospect and working capital.

The Gil joint venture is divided into two mineralized zones, the Main Gil and the North Gil of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details).

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

ABOUT IBK CAPITAL
IBK Capital is an independent, privately owned investment-banking firm that offers a full range of financial advisory services to the mining industry. Such services include, among others, merger, acquisition, joint venture and divestiture advisory services, valuations, fairness opinions, takeover defense planning, project financing and private placements of debt and equity instruments.

In the past thirteen years, IBK Capital has completed financial advisory transactions having an aggregate value of approximately $956 million.

ABOUT TERYL RESOURCES CORP.
Teryl Resources Corp. has several gold, silver and diamond properties located in Canada and the U.S.A. The Company’s mining prospects consist of three joint venture gold properties located near Kinross Gold’s producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the NWT and one joint venture silver prospect located in northern BC, Canada

Contact:
John Robertson, President
1-800-665-4616
john@terylresources.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.